UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royal Alliance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center, 200 Liberty Street
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ahmed Hassanein — (602) 744-3046
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree Street, Suite 2600	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ahmed Hassanein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal Alliance Associates, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LARITA R RICE
MY COMMISSION EXPIRES
FEB 24 2021
CLAYTON COUNTY GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Ahmed Hassanein, Chief Accounting Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL ALLIANCE ASSOCIATES, INC.
(SEC I.D. No. 8-40218)

STATEMENT OF FINANCIAL CONDITION, AND RELATED NOTES
AS OF DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Royal Alliance Associates, Inc.

(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)

Statement of Financial Condition and Supplementary Information

December 31, 2016

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Index
December 31, 2016



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Royal Alliance Associates, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Royal Alliance Associates, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2017

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Atlanta, Georgia 30309
T: (678) 419 1400 , F: (813) 741 8142, www.pwc.com/us

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Statement of Financial Condition
December 31, 2016

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$	60,974
Cash segregated under federal and other regulations (Note 3)		36
Receivables from product sponsors		6,288
Receivables from broker-dealers and clearing organizations (Note 4)		26,397
Receivables from affiliates (Note 7)		1
Securities owned, at fair value (Note 6)		9,587
Notes and accounts receivable from registered representatives, net of allowance of $1,130		2,466
Intangible assets, net of accumulated amortization of $219 (Note 5)		1,031
Deferred tax asset (Note 9)		25,816
Forgivable loans, net of accumulated amortization of $12,232		20,496
Other assets		4,152
Total assets	$	157,244

Liabilities and Stockholder's Equity

Commissions payable	$	24,745
Accounts payable and accrued expenses		6,928
Payables to affiliates (Note 7)		12,288
Deferred tax liability (Note 9)		3,110
Subordinated debt (Note 8)		45,000
Income taxes payable		2,647
Securities sold, not yet purchased		35
Total liabilities		94,753
Commitments and contingencies (Note 11)		

Stockholder's Equity

Common stock - $.10 par value; 1,500,000 shares authorized; 100,000 shares issued and outstanding		10
Additional paid-in capital		48,640
Retained earnings		13,841
Total stockholder's equity		62,491
Total liabilities and stockholder's equity	$	157,244

The accompanying notes are an integral part of the statement of financial condition.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

1. **Organization and Operations**

Royal Alliance Associates, Inc. (the "Company) is a wholly-owned subsidiary of Advisor Group, Inc. ("Advisor Group").

The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives.

The Company executes its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of the Company's customers.

Prior to May 6, 2016, Advisor Group was an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). On January 18, 2016, Advisor Group Holdings, Inc. ("AGHI", a Delaware corporation that was formed for the purpose of an acquisition) entered into a Purchase and Sale Agreement (the "Purchase Agreement") with American General Life Insurance Company (a subsidiary of AIG), whereby American General Life Insurance Company agreed to sell its interests in Advisor Group and, indirectly, the Company to AGHI. On May 6, 2016 (the "Closing Date"), the parties consummated the transactions contemplated by the Purchase Agreement. As a result, AGHI directly acquired Advisor Group and indirectly acquired Advisor Group's interests in certain subsidiaries and affiliates of Advisor Group, which include four broker-dealers , including the Company (the "Broker-Dealers"), insurance agencies and intermediate holding companies (together with Advisor Group and the Broker-Dealers, the "Acquired Companies"). Throughout the accompanying notes, we refer to this acquisition as the "Acquisition." AIG and its subsidiary, American General Life Insurance Company, are referred to herein as the "Former Parent."

During 2016, management identified certain immaterial cutoff errors in previously issued financial statements primarily impacting the timing of investment advisory revenue recognition and associated expenses for certain investment advisory services performed, whereby additional investment advisory revenue and expense should have been accrued during 2015. Management evaluated this error combined with other immaterial misstatements to the previously issued financial statements in reaching this conclusion on the presentation of the financial statements taken as a whole and revised opening equity in the 2016 financial statements to correct these errors. As such, management recorded a $631,000 credit to retained earnings as of January 1, 2016 in the 2016 financial statements

2. **Significant Accounting Policies**

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimate and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Current and Future Application of Accounting Standards
In May 2014, the FASB issued amended guidance on revenue recognition. In March, April and May 2016, the FASB issued implementation amendments to the May 2014 amended revenue recognition guidance. The amended guidance, including the implementation amendments

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

(together, the "amended guidance"), affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The core principle of the amended guidance is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve the core principle, the entity applies a five step process outlined in the amended guidance. The amended guidance also includes a cohesive set of disclosure requirements. In August 2015, the FASB issued guidance to defer the effective date of the revenue recognition guidance. The amended guidance is effective for annual periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016. Therefore, the Company is required to adopt the guidance on January 1, 2018. An entity can choose to apply the amended guidance using either the full retrospective approach or a modified retrospective approach. The Company is currently evaluating which approach to apply at adoption. The Company is in the process of evaluating the new standard, and as of December 31, 2016 cannot reasonably estimate the impact to the financial statements.

In August 2014, the FASB issued guidance on management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard is effective for the annual periods ending December 31, 2016, and accordingly the Company has implemented this guidance. There is no impact to the Company's financial statements.

In January 2016, the FASB issued amended guidance on the measurement and classification of financial instruments. This amended guidance requires that all equity investments be measured at fair value with changes in fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the fair value option has been elected for financial liabilities. The amendments eliminate the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, however public business entities will be required to use the exit price when measuring the fair value of financial instruments measured at amortized cost for disclosure purposes. In addition, the new guidance requires financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category and form of financial asset. The amended guidance is effective in fiscal years beginning after December 15, 2017. Therefore, the Company is required to adopt the guidance on January 1, 2018. For the provision related to presentation of financial liabilities, early adoption is permitted for financial statements that have not been previously issued. The Company is evaluating the requirements of this amended measurement and classification of financial instruments guidance and we do not believe there will be any material impact to the Company's financial statements.

In February 2016, the FASB issued new guidance on leases. The new guidance will replace the current lease guidance. The new guidance requires that entities recognize the assets and liabilities associated with leases on the balance sheet and to disclose key information about leasing arrangements. The new guidance is effective in fiscal years beginning after December 15, 2018. Therefore, the Company is required to adopt the guidance on January 1, 2019. Early adoption is permitted. The Company is evaluating the requirements of this new lease guidance and the potential impact on the Company's financial position and results of operations and as of December 31, 2016 cannot reasonably estimate the impact to the financial statements.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

Securities Transactions
Securities transactions are recorded on a trade date basis.

Securities owned and securities sold, repurchased, are comprised of trading securities and are carried at fair value on the Statement of Financial Condition.

Fair Value Measurements
The Company's financial instruments at December 31, 2016 consist of cash and cash equivalents; securities owned; securities sold, not yet repurchased; and receivables from and payables to third parties and affiliates, including subordinated debt. The carrying amounts of cash and receivables from and payables to third parties and affiliates approximate fair value due to their short term nature.

In accordance with FASB Accounting Standards Codification ("ASC") 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs, other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk
At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through reputable major financial institutions.

Repayable and Forgivable Notes Receivable from Registered Representatives
Repayable loans consist of interest bearing loans with maturities generally ranging from two to seven years. These loans are included in Notes and accounts receivable from registered representatives on the Statement of Financial Condition. An estimate of the amount where collection is doubtful is reserved.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

The Company also makes loans or pays advances to registered representatives as part of its recruiting or retention processes. Each year, a portion of these loans will be forgiven (generally over a period of three to seven years) as and when the registered representative meets certain operating and gross dealer concession levels. Amortization expense is recorded on a straight-line basis over the stated life of the loan and is included with Commission expense in the Statement of Operations. If a registered representative separates from the Company, any remaining balance of the loan becomes immediately due and payable. Generally, these loans have historically become uncollectible after the registered representative has separated from the Company. Accordingly, it is reclassified as a repayable loan with a full reserve until all collection efforts are exhausted at which time any remaining balances will be written off. Recoveries, if any, are recognized when received.

Intangible Assets
Net intangible assets represent expected economic benefits associated with a registered representative relationships acquisition during 2015, which is being amortized over ten years.

Income Taxes
In preparing the financial statements, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense in the statement of income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's statements of income, financial condition, or cash flows in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the financial statements only if it is more-likely-than-not to be sustained based solely on its technical merits; otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Subsequent to the Acquisition, the Company is included in the consolidated federal income tax return of AGHI. In addition, in those states that have a unitary structure, AGHI also plans to file consolidated returns which include the Company. Federal income taxes and state income taxes under unitary structures are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from AGHI. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company uses the liability method to account for

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax benefits and consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. The Company calculates its current and deferred state income taxes using the actual apportionment and statutory rates for states in which the Company is required to file on a separate basis.

Prior to the Acquisition, the Company was included in the consolidated Federal income tax return of the Former Parent.

Contingent Liabilities

The Company recognizes liabilities for contingencies where there is an exposure that, when fully analyzed, indicates that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of probable loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue at the bottom of the range. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal and regulatory proceedings in Accounts payable and accrued expenses on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the customer's account; the basis and viability of the claim; the possibility of wrongdoing on the part of one of our independent representatives; previous results in similar cases; available insurance; applicable indemnifications; and legal precedents and case law. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the amounts of the liability recorded for such matters. The cost of defense related to legal and regulatory matters are expensed in the period they are incurred.

3. **Cash Segregated Under Federal and Other Regulations**

    Cash of approximately $36,000 as of December 31, 2016 is segregated under provisions of the Securities Exchange Act of 1934 and primarily represents estimated remediation reserves required by the SEC and Department of Labor.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

4. **Receivables from Broker-Dealer and Clearing Organizations**

Amounts receivable from broker-dealers and clearing organizations at December 31, 2016 consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$	709
Fees and commissions receivable		25,688
	$	26,397

5. **Intangible Assets**

The gross carrying amount and accumulated amortization of intangible assets are as follows:

(in thousands of dollars)	Gross Carrying Amount		Accumulated Amortization		Intangible Assets, Net	
Advisor Relationships	$	1,250	$	(219)	$	1,031
Total Intangibles	$	1,250	$	(219)	$	1,031

Amortization expense for the year ended December 31, 2016 was approximately $125,000.

Estimated future amortization expense for the succeeding five years is as follows:

(in thousands of dollars)

Year End December 31, 2016	Advisor Relationships	
2017	$	125
2018		125
2019		125
2020		125
2021		125
	$	625

6. **Securities Owned**

The fair values of securities at December 31, 2016 are summarized as follows:

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

(in thousands of dollars)	Level 1	Level 2	Balance December 31, 2016
Securities owned			
Municipal and other governmental bonds	$ -	$ 41	$ 41
US treasury bills	9,542	-	9,542
Corporate bonds	-	4	4
	$ 9,542	$ 45	$ 9,587
Securities, repurchased			
Certificate of deposit	$ (30)	$ -	$ (30)
Mutual funds	(4)	-	(4)
Government bonds	-	(1)	(1)
	$ (34)	$ (1)	$ (35)

During 2016, there have been no transfers of securities between levels.

7. Related Party Transactions

Prior to the Acquisition, the Company was involved in significant related party transactions and had significant related party balances with the Former Parent and its affiliates. The terms of agreements with the Former Parent may not necessarily have been indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Upon completion of the Acquisition and pursuant to an Expense Sharing Agreement, dated May 6, 2016, among Advisor Group and its various affiliates, including the Company, Advisor Group provides administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and other affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services.

In connection with the Acquisition, AGI and the Former Parent entered into a series of agreements to provide various services to Advisor Group and its subsidiaries on a transitional basis commencing on the Closing Date for a specified period of time while Advisor Group establishes separate systems and operations. Under the Transition Services Agreement, dated May 6, 2016, (the "TSA"), the Advisor Group receives certain services in data processing and information technology, finance, compliance, and human resources for a period of approximately fifteen months following the Closing Date. Under the Employee Lease Agreement, dated May 6, 2016 (the "ELA") the Former Parent agreed to retain the employees of the Advisor Group and its subsidiaries as employees of a subsidiary of the Former Parent while Advisor Group established its standalone payroll and human capital systems. The costs of those employees are charged to Advisor Group through the ELA. The ELA terminated on October 7, 2016.

The terms of the Expense Sharing Agreement along with the TSA and ELA may not necessarily be indicative of the terms that would have existed if the Company obtained similar services from other parties.

At December 31, 2016 the Company had the following intercompany receivables and payables due to and from Advisor Group and its affiliates:

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

(In thousands of dollars)

	Due (To)	Due From
V2020 Wealth Management Corporation	$ (14)	$ -
Sagepoint Financial Inc.	-	1
Advisor Group, Inc.	(12,274)	-
	$ (12,288)	$ 1

8. Subordinated Debt

On April 25, 2016, the Company entered into an unsecured revolving note and cash subordination agreement with AIG as the lender (the "*AIG Credit Facility*") extending through April 25, 2017. The amount of the commitments under the AIG Credit Facility is $45.0 million with the Company as the borrower. The Company borrowed $45.0 million under the facility on April 25, 2016 and the balances remain outstanding through December 31, 2016.

The AIG Credit Facility does not require amortization payments, other scheduled prepayments or mandatory prepayments. The AIG Credit Facility matures on April 25, 2018. Repayment of principal, at maturity or otherwise, including voluntary prepayments, may be suspended if the Company does not meet certain regulatory net capital requirements at such time. On or after January 1, 2017, the lender under the AIG Credit Facility may, at its option, accelerate the maturity date of the AIG Credit Facility to the last business day of any month upon not less than six months' notice. Subject to the prior approval of FINRA, voluntary prepayment is permitted without penalty, if at the time of such prepayment the Company meets certain regulatory net capital requirements.

The interest rate applicable to any advance under the AIG Credit Facility is zero percent. There are no fees for the commitment amount or undrawn amounts in respect of the AIG Credit Facility. Obligations under the AIG Credit Facility are not secured and are not guaranteed. The obligations of the Company under the AIG Credit Facility are fully and irrevocably subordinate in right of payment and subject to the prior payment in full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated and to claims which are now or hereafter expressly stated in the instruments creating such claims to be senior in right of payment, including in the case of any insolvency, liquidation, bankruptcy, reorganization or other similar proceeding or transaction involving the Company.

The AIG Credit Facility does not include covenants. The events of default under the AIG Credit Facility include aggregate indebtedness exceeding 1500% of the Company's net capital, revocation of registration with the SEC, suspension or revocation of its membership by the applicable broker-dealer examining authority and bankruptcy events. All amounts and obligations outstanding at the time of an event of default will remain subordinated as set forth above. The events of acceleration under the AIG Credit Facility include failure to pay interest on any installment of principal when due. The lender may not exercise its rights of acceleration prior to six months after the effective date of the agreement, and repayment upon such acceleration remains subject to suspension thereof if the Company does not meet certain regulatory net capital requirements at such time. All accelerated amounts and obligations will remain subordinated as set forth above.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

9. **Income Taxes**

As a result of the Acquisition, the Company recorded a net deferred tax asset of approximately $16,626,000 as of the Closing date in order to push-down the effects of a 338(h)(10) election for federal income tax purposes to the separate financial statements of the subsidiaries of Advisor Group in accordance with ASC 740-20-45-11(g). The net deferred tax asset created is associated with adjustments made to the Company's intangibles, including goodwill, and recruiting loans on the Closing date. The 338(h)(10) election resulted in an increase to the tax basis of the Company's assets, but since the effects of the transaction were not pushed-down by Advisor Group for GAAP accounting purposes, the deferred tax asset was created to align book basis with tax basis.

The following table presents the components of the net deferred tax assets (liabilities):

(In thousands of dollars)

Deferred Tax Asset:		
Accrued Expenses	$	683
Deferred Compensation		
Fixed Assets		78
Intangibles		24,426
Other Deferred Assets		629
Total Deferred Tax Asset		25,816
Deferred Tax Liability:		
Unearned Income		(16)
Forgivable Loans		(1,996)
Prepaids		(249)
Other Deferred Liabilities		(849)
Total Deferred Tax Liability		(3,110)
Net Deferred Tax Asset/(Liabilities)	$	22,706

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

10. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2016, the Company had net capital of approximately $40,599,000 which was approximately $40,349,000 in excess of the amount required.

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

11. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects any risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In connection with the Acquisition, the Former Parent has agreed to indemnify the Company along with the Acquired Companies for certain litigation matters existing prior to Closing, subject to certain limitations and sharing thresholds. The Company also maintains Errors and Omissions insurance for certain claims and lawsuits. Amounts not covered by indemnification or insurance, including amounts less than the applicable deductible under insurance coverage will be paid directly by the Company. At December 31, 2016, the Company accrued approximately $1,035,000 for uninsured legal and regulatory matters and approximately $3,933,000 for matters indemnified by the Former Parent. These liabilities are included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally agrees to indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event that additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be

Royal Alliance Associates, Inc.
(An indirect wholly-owned subsidiary of Advisor Group Holdings, Inc.)
Notes to Statement of Financial Condition
December 31, 2016

estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Clearing Broker-dealers

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses unaffiliated clearing broker-dealers to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealers to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any potential losses will be material.

Leases

The Company has a non-cancelable lease for its office space, which expires in April 2017. The lease provided for abatements during the lease period of January 2016 through December 2016. The effect of the rent abatement is being recognized on a straight-line basis over the lease term. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. The aggregate minimum base rent obligation through April 2017 under the operating lease is $462,000 ($1,162,000 rent less $700,000 sublease payments).

12. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through March 1, 2017, which is the date the financial statements were available to be issued.

On January 9, 2016, the Company entered into an amendment of its clearing agreement with its primary clearing firm. The amendment included various modifications to the economics between the Company and its clearing firm that are not expected to materially impact future operating results. The amendment also extended the term of the clearing agreement for an additional year, to December 31, 2018.

The parent entity, Advisor Group Inc., entered into a new lease agreement for a space in the New York metropolitan area, replacing the Company's expiring lease, which ends in April of 2017. The new lease will support the four broker-dealers owned by Advisor Group and the related costs of the new space will be allocated among those broker-dealers.